Exhibit 99.1

1 2017 INVESTOR DAY Investor Day Presentation October 2017

2 2017 INVESTOR DAY Barry Perry Fortis Inc., President & CEO Wired for Growth Strategic Overview and Capital Plan WIRED FOR GROWTH

Forward-looking information

Fortis Inc. ("Fortis" or the "Corporation") includes "forward-looking information" in this presentation within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information included in this presentation reflects the expectations of Fortis management regarding future growth, results of operations, performance, business prospects and opportunities. Wherever possible, words such as "anticipates", "believes", "budgets", "could", "estimates", "expects", "forecasts", "intends", "may", "might", "plans", "projects", "schedule", "should", "target", "will", "would" and the negative of these terms and other similar terminology or expressions have been used to identify forward-looking information, which includes, without limitation: targeted average annual common share dividend growth through 2022; the Corporation's consolidated and segmented forecast rate base for 2017 and the period 2018 through 2022 and associated compound annual growth rate for the period 2018 through 2022; the Corporation's forecast gross consolidated and segmented capital expenditures for 2017, 2018 and the period 2018 through 2022; the nature, timing and expected costs of certain capital projects including, without limitation, the FortisBC Pipeline Integrity Management Program, Eagle Mountain – Woodfibre Gas Pipeline Project and Lower Mainland System Upgrade, UNS Flexible Generation Resource investment and Combined Cycle Generation purchase, the ITC Multi-Value Regional Transmission Projects and 34.5kV to 69kV Conversion Project; TEP's Resource Diversification Plan; additional opportunities beyond the base plan including, without limitation, the Lake Erie Connector, the Wataynikaneyap Project, and the FortisAlberta LED streetlight conversion project; potential aggregate capital opportunities for the period 2018 through 2022; expected fixed-term debt maturities; target cash flow hedging; the expected timing of filing of regulatory applications and receipt and outcome of regulatory decisions; and 2017 forecast new customers and energy deliveries at FortisAlberta.

Forward-looking information involves significant risk, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time-to-time in the forward-looking information. Such risk factors or assumptions include, but are not limited to: uncertainty regarding the outcome of regulatory proceedings of the Corporation's utilities and the expectation of regulatory stability; no material capital project and financing cost overrun related to any of the Corporation's capital projects; sufficient human resources to deliver service and execute the capital program; the Board of Directors exercising its discretion to declare dividends, taking into account the business performance and financial conditions of the Corporation; risk associated with the impact of less favorable economic conditions on the Corporation's results of operations; no significant changes in laws and regulations that may materially negatively affect the Corporation and its subsidiaries; and currency exchange rates. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by Fortis with Canadian securities regulatory authorities and the Securities and Exchange Commission. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Unless otherwise specified, all financial information referenced is in Canadian dollars and references to rate base refer to midyear rate base.

FORTIS | WIRED FOR GROWTH 3

4 2017 INVESTOR DAY 4 Investor day agenda 1 2 3 4 5 Wired for Growth – Strategic Overview and Capital Plan Barry Perry, President & CEO Blueprint for Growth – Business Trends , Near and Long - Term Incremental Opportunities Jim Laurito, EVP, Business Development Financial Outlook – 5 - Year Plan and Outlook Karl Smith, EVP & CFO Q&A followed by Lunch Break Roundtable Sessions – In - depth Conversations with Fortis Leaders WIRED FOR GROWTH

FORTIS


Barry Perry
President & CEO
Karl Smith
EVP, CFO
Nora Duke
EVP, Corporate Services & CHRO
Gary Smith
EVP, Eastern Canadian & Caribbean Operations
James Laurito
EVP, Business Development
David Bennett
EVP, Chief Legal Officer & Corporate Secretary
Phonse Delaney
EVP, Chief Information Officer
David Hutchens
President & CEO UNS Energy
Michael Mosher
President & CEO Central Hudson
Linda Apsey
President & CEO ITC Holdings Corp.
Michael Mulcahy
President & CEO FortisBC
Karl Bomhof
President & CEO FortisAlberta

5

6 2017 INVESTOR DAY 6 Strategic Initiatives Strategy Leverage the operating model, footprint of our utilities, operating expertise, reputation and financial strength to develop growth opportunities Execute Utility CAPEX Plan Deliver Cleaner Energy Enhance Customer & Regulatory Relationships Unlock LNG Value ITC Transmission Growth Dividend Growth Target: 6% Average Annual Growth Through 2021 Investment - Grade Credit Ratings Dividend Growth Target: 6% Average Annual Growth Through 2022 Our strategy – simple, effective, proven Pursue Energy Infrastructure in and Near Existing Service Territories WIRED FOR GROWTH

7 2017 INVESTOR DAY 7 Substantially autonomous operating model Thinking globally, acting locally Corporate Oversight Local Presence Sharing of Best Practices • Strategy • Capital Attraction • Investor Relations • Public Company Reporting • Talent Management • Business Development • Cybersecurity • Corporate Governance • Corporate Communications • Operations • Information Technology • Human Resources • Customer Service • Legal • Regulatory • Finance & Accounting • Communications • Local CEOs serve on other subsidiary boards • Customer Focus • Local Management Team • Community Giving • Mostly l ocally based independent board members at the subsidiary level • Close to Regulators Local Autonomy • IT / Cybersecurity • Federal Regulations & Policy • State / Provincial Regulations • Capital Budgeting • Labour & Regulatory Relations • Local Government • Operations WIRED FOR GROWTH

8 2017 INVESTOR DAY 8 High quality & diverse utility portfolio One of the lowest risk utility businesses in North America WIRED FOR GROWTH

9 2017 INVESTOR DAY 9 High quality & d iverse utility portfolio Highly regulated, predominantly wires and gas LDCs ~ 60% EARNINGS FROM THE U.S. ~ 97% REGULATED UTILITY ASSETS ~ 91% TRANSMISSION, DISTRIBUTION & OTHER ASSETS (1) As at June 30, 2017. (2) As at December 31, 2016. WIRED FOR GROWTH (2) (1) (1)

10 2017 INVESTOR DAY 10 $139 $129 $125 $111 $92 $70 $67 $61 $58 $51 $51 $49 $46 $44 $44 $40 $38 $38 $37 $28 $28 $26 $25 $25 $25 $0 $20 $40 $60 $80 $100 $120 $140 $160 1 2 3 4 5 6 7 8 9 10 11 12 13 14 FTS 16 17 18 19 20 21 22 23 24 25 ($ Billions) (2) • Fortis is a top 15 North American investor - owned utility ranked by enterprise value (1) We have now achieved scale Source: CapitalIQ and public company filings (1) Includes integrated electric utilities and gas distribution utilities per CapitalIQ. Enterprise values based on market close as of September 29, 2017. Based on a USD/ CAD exchange rate of $1.25 and the $ 44.78 closing price of Fortis’ common shares on September 29, 2017. Rank WIRED FOR GROWTH (Billions)

11 2017 INVESTOR DAY 11 $7.1 B 4.8% $3.6 B 2017F Rate Base 5 - Year CAGR on Rate Base (1) 5 - Year Capital Spending 11.32% – 12.16% Allowable ROE Development Activity (not included in base 5 - year capital plan) (1) 5 - Year CAGR on rate base includes $ 7.1B 2017F to $ 9.0B 2022F. 668 Employees 60% Equity Thickness Incremental Regulated Transmission, Contracted Transmission & Storage 90,000 Square Miles of Service Territory Key Facts Addition of ITC augments high - quality regulatory construct WIRED FOR GROWTH

12 2017 INVESTOR DAY 12 Swift action to support Hurricane Irma relief efforts 60 48 PEOPLE WIRED FOR GROWTH HRS Our hurricane response team was on the ground just 48 hours following the aftermath of Hurricane Irma in Turks and Caicos to support restoration efforts

13 2017 INVESTOR DAY 13 C onstructive regulatory relationships FortisAlberta 12% Eastern Canadian and Caribbean 10% FortisBC 21% Central Hudson 8% ITC 29% UNS Energy 20% “Fortis has experience owning and operating regulated utilities in Canada and the United States, with a reputation for honoring regulatory commitments ” – Arizona Corporation Commission “In approving the Fortis acquisition of Central Hudson and in considering the standalone philosophy of the Fortis operating model , the New York Public Service Commission unanimously concluded that the acquisition was in the public interest” – New York Public Service Commission “They truly are as separate and, you know, independent as you can be while still owning all of the common stock of the company ” – Kansas Corporation Commission Regulated Utility Assets As at June 30, 2017 WIRED FOR GROWTH

14 2017 INVESTOR DAY 14 Strong track record of rate base and EPS growth $1.65 $1.72 $1.70 $1.75 $2.11 $2.33 2011 2012 2013 2014 2015 2016 - 1% 3% 21% 10 % Adjusted Earnings Per Share ($ millions) Change (%) 4% $8.1 $8.7 $9.2 $9.5 $10.9 $11.3 $1.0 $4.5 $5.5 $6.1 $6.9 2011 2012 2013 2014 2015 2016 Regulated - Independent Electric Transmission (ITC) Regulated - U.S. Electric & Gas Regulated - Canadian & Caribbean Electric & Gas $8.1 $8.7 $10.2 $14.0 $16.4 $24.3 2011 – 2016 Rate Base ($ billions (1) ) 5 - Year CAGR Rate base ~25% Rate base excluding acquisitions of U.S. subsidiaries ~7% (1) US dollar - denominated rate base converted at the historical USD/CAD exchange rates as reported in the respective filed annual re ports. WIRED FOR GROWTH

15 2017 INVESTOR DAY 15 $0.5 $0.6 $2.9 $1.0 $3.3 $1.3 $3.2 $4.1 $1.5 $4.7 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0 4.5 5.0 FortisBC Electric FortisAlberta FortisBC Gas Central Hudson UNS Energy Rate Base from Acquisition to 2017F (1) Rate Base at Acquisition 2017F Rate Base 2004 2017F 2004 2017F 2007 2017F 2013 2017F 2014 2017F Past acquisition success delivers strong growth platform today ($ billions) WIRED FOR GROWTH (1) US dollar - denominated historical rate base converted at the U SD/CAD exchange rates as reported in the respective filed annual reports. US dollar - denominated 2017F rate base is translated at a forecast USD/CAD foreign exchange rate of $1.28.

16 2017 INVESTOR DAY 16 2012 2013 2014 2015 2016 2017F 2018F 2019F 2020F 2021F 2022F Dividend payout ratio (2) 70% 73% 66% 66% 73% 44 consecutive years of annual dividend payment increases Guidance extended through 2022 Average annual dividend growth through 2022 targeted at ~6% (1) 2017 forecast dividend payout ratio based on the consensus EPS estimate of $2.50. (2) Dividend payout ratio adjusted for non - operating items . 65% (1) WIRED FOR GROWTH

17 2017 INVESTOR DAY 17 6.6% 8.1% 10.0% S&P/TSX Capped Utilities Index S&P/TSX Composite Index Fortis Supporting the delivery of superior total shareholder returns • Average annualized total shareholder return over last 5 years (1) (1) For the 5 - year period ending September 29, 2017. WIRED FOR GROWTH

18 2017 INVESTOR DAY 18 2017F 2018F 2019F 2020F 2021F 2022F Regulated - Canadian & Carribbean Electric & Gas Regulated - U.S. Electric & Gas Regulated - Independent Electric Transmission (ITC) $25.4 $26.8 $28.5 $29.6 $30.4 $31.7 Strong outlook – capital program and rate base g rowth (1) US dollar - denominated c apital expenditures are translated at a forecast USD/CAD foreign exchange rate of $1.28 . (2) US dollar - denominated rate base is translated at a forecast USD/CAD foreign exchange rate of $1.28. (3) Includes 100% of the Waneta Expansion, of which Fortis has a 51% controlling ownership interest. 2018F 2019F 2020F 2021F 2022F Other Energy Infrastructure Regulated - Canadian & Caribbean Electric & Gas Regulated - U.S. Electric & Gas Regulated - Independent Electric Transmission (ITC) $3.2 $2.8 $2.7 $2.9 $2.9 Capital Expenditures (1) Rate Base (2) $14.5 Five - Year Capital Plan ($ billions) ($ billions) (3) WIRED FOR GROWTH

19 2017 INVESTOR DAY 19 $13.0 + $0.7 + $0.5 + $0.2 + $0.1 $14.5 $10.0 $11.0 $12.0 $13.0 $14.0 $15.0 $16.0 2017-2021 Capital Plan FortisBC UNS FortisAlberta Central Hudson 2018-2022 Capital Plan (Billions) Improved five - year capital program Increase resulting from sustainable growth platform $1.5B Increase in Five - Year Capital Plan WIRED FOR GROWTH

20 2017 INVESTOR DAY 20 FortisBC 2018 - 2022 base capital plan Unlocking incremental value in our gas LDC business for delivery to customers • Pipeline Integrity Management Program – Program to improve pipeline safety and integrity – Focused on transmission pressure systems – Includes pipeline modifications and looping – Total project investment of ~$300 million – Opportunity for further investment beyond 2022 • Eagle Mountain - Woodfibre Gas Pipeline Project – Located in Squamish, British Columbia – 47 - kilometer gas line will service a small - scale, third - party owned, Woodfibre LNG facility for export to the Asian market – The project represents a ~$350 million regulated rate base investment – The Woodfibre LNG facility will export up to 2.1 MTPA of LNG WIRED FOR GROWTH

21 2017 INVESTOR DAY 21 UNS 2018 - 2022 base capital plan • Flexible Generation Resource – Facilitating renewables on the grid – Provide ramping and peaking requirements – Replace aging, less efficient combustion turbines – Reciprocating engines to be constructed in Tucson – 200 MW total capacity (10 modular units @ 20 MW each) – Flexible unit dispatch (4 – 20 MW) – In - service 2019 - 2020 – Low gas pressure requirements and efficient water use – ~$200 million investment over forecast period • Modern, Efficient Baseload Combined Cycle Generation – Gila River Unit 2 - 550 MW – Initial short - term tolling agreement – ~$200 million purchase – Replace higher cost, aging coal facilities while reducing rate pressure – TEP (75%) and UNS Electric (25%) jointly own Gila River Unit 3 Modernizing natural g as generating resources support new base capital plan WIRED FOR GROWTH

22 2017 INVESTOR DAY 22 Asset mix results in low environmental impact 91% 3% 6% Transmission, Distribution & Other Renewable Generation Fossil Fuel-Based Generation 91% Transmission, Distribution & Other Assets as at December 31, 2016 Minimal amount of generation, mainly in Arizona WIRED FOR GROWTH

23 2017 INVESTOR DAY 23 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 80% 69% 50% 38% 16% 20% 31% 31% 4% 11% 19% 31% 0% 20% 40% 60% 80% 100% 120% 2014 2017 2023 2032 Renewables Natural Gas & Market Purchases Coal Exceeding Arizona’s renewable energy standard with a balanced portfolio Tucson Electric Power’s resource diversification plan 15% 27% 6% 12% Renewable Energy Standard vs. TEP Estimated Performance F F F Coal - fired kilowatt hours declining WIRED FOR GROWTH

24 2017 INVESTOR DAY 24 Opportunities beyond the base c apital plan Turks and Caicos Islands Regulated Electric Regulated Gas Cayman Islands Newfoundland and Labrador Prince Edward Island Alberta British Columbia Arizona Ontario New York FERC - Regulated Electric Transmission Oklahoma Kansas Missouri Michigan Iowa Illinois FortisOntario: Wataynikaneyap Project & Municipal Utility Consolidation FortisBC: Tilbury, LNG, Gas Infrastructure UNS: Renewables, Gas Storage & Electric Transmission ITC: Mexico Transmission Projects Minnesota Long - Term Contracted Hydro Generation Belize ITC: Lake Erie Connector MECL & NP: Grid Modernization Caribbean: Grid Modernization & Renewables WIRED FOR GROWTH

25 2017 INVESTOR DAY 25 Strategic Initiatives Strategy Leverage the operating model, footprint of our utilities, operating expertise, reputation and financial strength to develop growth opportunities Execute Utility CAPEX Plan Deliver Cleaner Energy Enhance Customer & Regulatory Relationships Unlock LNG Value ITC Transmission Growth Dividend Growth Target: 6% Average Annual Growth Through 2021 Investment - Grade Credit Ratings Dividend Growth Target: 6% Average Annual Growth Through 2022 Our strategy – simple, effective, proven Pursue Energy Infrastructure in and Near Existing Service Territories WIRED FOR GROWTH

26 2017 INVESTOR DAY Jim Laurito Fortis Inc., EVP, Business Development Blueprint for Growth Business Trends, Near and Long - Term Incremental Opportunities BLUEPRINT FOR GROWTH

27 2017 INVESTOR DAY 27 Business trends driving investment opportunities Move to cleaner energy Innovative technology Changing customer expectations Industry c onsolidation Increased focus on cybersecurity Grid resiliency BLUEPRINT FOR GROWTH Electric vehicles

28 2017 INVESTOR DAY 28 North American footprint rich with natural resources will present energy infrastructure opportunities for Fortis BLUEPRINT FOR GROWTH

29 2017 INVESTOR DAY 29 Investing in innovative technology through Energy Impact Partners Priority Sectors Investments BLUEPRINT FOR GROWTH

30 2017 INVESTOR DAY 30 Formula for success beyond the base capital plan Growth Support targeted average annual dividend growth of 6% and superior total shareholder return Base Capital Plan Investment in Identified Development Projects Pursue Additional Energy Infrastructure Opportunities in and Near Existing Service Territories BLUEPRINT FOR GROWTH

31 2017 INVESTOR DAY 31 Focus areas of growth empowered by diverse, high - quality platform and industry trends Incremental Near - Term Opportunities Incremental Long - Term Opportunities CORE Utilities Invest in Existing Organic Platform Existing Platform BLUEPRINT FOR GROWTH

32 2017 INVESTOR DAY 32 Disciplined approach to development projects Accretive to EPS Credit neutral to credit enhancing Regulated assets or “regulated - like” long - term contracted assets Predictable and stable cash flows Proximity relative to existing utilities BLUEPRINT FOR GROWTH

33 2017 INVESTOR DAY 33 Opportunities beyond the base c apital plan Turks and Caicos Islands Regulated Electric Regulated Gas Cayman Islands Newfoundland and Labrador Prince Edward Island Alberta British Columbia Arizona Ontario New York FERC - Regulated Electric Transmission Oklahoma Kansas Missouri Michigan Iowa Illinois FortisOntario: Wataynikaneyap Project & Municipal Utility Consolidation FortisBC: Tilbury , LNG, Gas Infrastructure UNS: Renewables, Gas Storage & Electric Transmission ITC: Mexico Transmission Projects Minnesota Long - Term Contracted Hydro Generation Belize ITC: Lake Erie Connector MECL & NP: Grid Modernization Caribbean: Grid Modernization & Renewables BLUEPRINT FOR GROWTH

34 2017 INVESTOR DAY 34 Asset Description • ~1,800km of new transmission line to connect 22 remote First Nations to the grid for the first time, replacing diesel generation • 1,000 MW bi - directional high - voltage direct current (HVDC) underwater transmission line Anticipated Recovery Mechanism • Rate Base • 40% Equity • 9.19% - 9.30% ROE • Long - term bilateral contract • Investment grade shippers Included in Current 5 - year Base Capital Plan • No • No Project Cost • Total project estimate ~$1.4B (1) • 49% stake held by Fortis • 51% stake held by 22 First Nations • ~US$1B Potential In - service Date • 2023 • End of 2021 or 3 full years from commencement of construction What is the opportunity for LNG? Near - term projects beyond the base capital plan 1 2 Wataynikaneyap Power Project Lake Erie Connector BLUEPRINT FOR GROWTH (1) 2015 estimate.

35 2017 INVESTOR DAY 35 What is the opportunity for LNG? Near - term projects beyond the base capital plan Wataynikaneyap P ower Project – “Line that brings light” 1 Remaining Milestones: • Completion of environmental assessments • Cost - sharing agreement with federal and provincial governments • Filing of the Leave to Construct with the OEB, which is expected in the fourth quarter of 2017 • Final approvals, receipt of permits, and construction start by late 2018 Recent Milestones: • Ontario Energy Board (OEB) approved a deferral account in March 2017 to recover development costs incurred between November 2010 and the commencement of construction • Federal Government announced in August 2017 up to $60M in funding for the Pikangikum First Nation connection to grid BLUEPRINT FOR GROWTH

36 2017 INVESTOR DAY 36 Near - term projects beyond the base capital plan ITC - Lake Erie Connector 2 • 1,000 MW HVDC transmission line would connect the IESO and PJM markets for the first time • ~73 miles – majority buried in Lake Erie • ~ US$1 billion capital investment opportunity • ~ 3 full years to construct from commencement of construction • Substantially all regulatory approvals obtained, currently working to secure contracts with shippers BLUEPRINT FOR GROWTH

37 2017 INVESTOR DAY 37 Transmission focuses on North America “Grid of the Future ” - reliable , resilient, and efficient grid to connect energy resources to customers • Potential incremental needs within existing systems to address additional security concerns, new customer connection requests and congestion • Expansion into new RTO and non - RTO regions through greenfield projects and value - added acquisitions/partnerships Regulated Transmission – U.S. Long - term opportunities beyond the base capital plan ITC – Regulated Transmission U.S . BLUEPRINT FOR GROWTH

38 2017 INVESTOR DAY 38 Transmission focuses on North America “Grid of the Future ” - reliable , resilient, and efficient grid to connect energy resources to customers Mexico • E valuating government mandated infrastructure modernization efforts Energy Storage Generator Interconnection Ties New Transmission Projects • Jointly planning to pursue phase 1 with two experienced partners, consisting of over ~700 miles of 500 HVDC Contracted Transmission • Anticipated increase in energy storage needs with growth in intermittent renewable generation • Opportunistic investment landscape given ITC’s innovative approach and willingness to test new technologies • Ability to build, own and operate discrete generator interconnection ties for new generation resources • Transfers NERC compliance requirements to ITC Long - term opportunities beyond the base capital plan ITC – Contracted Transmission and Energy Storage BLUEPRINT FOR GROWTH

39 2017 INVESTOR DAY 39 Long - term opportunities beyond the base capital plan UNS - Delivery of cleaner energy and increased reliability • Renewable Generation – Purchase existing renewable facilities • Purchase options in existing contracts – Self - build utility - scale projects • Grid Modernization – Distribution automation – Utility - scale storage • Infrastructure Resiliency – Physical security – System hardening BLUEPRINT FOR GROWTH

40 2017 INVESTOR DAY 40 Site of potential future marine terminal Long - term opportunities beyond the base capital plan FortisBC - LNG infrastructure opportunities • Tilbury LNG facility • Site is scalable with ocean access • Tilbury 1B - $ 400M approved for regulated expansion but not yet started • To serve marine bunkering, transportation and remote communities • Future expansion – developing new markets • Regional and international • Long - term contracted projects Illustration of Tilbury LNG facility expansion Tilbury 1A near completion Existing f acility Site expansion opportunity for two more tanks BLUEPRINT FOR GROWTH

41 2017 INVESTOR DAY 41 $13.0 + $1.5 $14.5 +~$1 - $4 ~$15.5 - $18.5 $0 $5 $10 $15 $20 $25 2017-2021 Base Capital Plan Organic Growth 2018-2022 Base Capital Plan Further Opportunities Potential Aggregate Capital Opportunities 2018-2022 Blueprint for growth beyond the base capital plan Focused on capitalizing organic opportunities and business trends Incremental Near - Term and Organic Growth Opportunities will Augment Capital Plan Existing Utilities Driving Visible Organic Growth BLUEPRINT FOR GROWTH (Billions)

42 2017 INVESTOR DAY Karl Smith Fortis Inc., EVP & CFO Financial Outlook 5 - Year Plan and Outlook FINANCIAL OUTLOOK

43 2017 INVESTOR DAY 43 Executing well in 2017 Fortis 2017F Rate Base $25.4B ~ 6.25% Dividend Increase in Q4 ‘17 x Constructive rate case settlements reached in Q1 x Integration on track x Accretive to EPS x 44 th consecutive annual dividend payment increase ~$3.1B 2017F Capital Plan x On track x Focused on organic growth Regulated - U.S. (Electric & Gas) 24% Regulated - Independent Transmission (ITC) 29% Regulated - Canadian & Caribbean (Electric & Gas) 47% FINANCIAL OUTLOOK

44 2017 INVESTOR DAY 44 2018 – 2022 plan highlights Capital Expenditures - ~$14.5B base capital program consists of very few major projects - On average $2.9B to be invested annually - Highly executable, low - risk capital projects Near - Term Opportunities Beyond Base Plan - Wataynikaneyap Transmission Project - ITC Lake Erie Connector - LNG infrastructure - Grid modernization Rate Base - ~$32B rate base by 2022 - 3 - year rate base CAGR 5.2%/5 - year rate base CAGR 4.5% Dividend Strategy - 6% average annual dividend growth target through 2022 (1) - Q4 2017 dividend grows 6.25% to $0.425 per share equivalent to annualized dividend of $1.70 - 44 consecutive years of annual dividend payment increases Liquidity - Consolidated unused credit facilities averaging $3.3 billion over forecast period - Consolidated fixed - term debt maturities and repayments averaging $775 million annually - No common equity issuances required to fund plan other than from the DRIP - Capital structure supportive of the Corporation’s investment - grade credit ratings FX Assumptions - US $1.00:CAD$1.28 assumed over forecast period - 5 cent change in the U.S. dollar to Canadian dollar exchange rate would impact annual earnings per common share by approximately ~$0.07 (1) 6% average annual dividend growth target is off a base annual dividend of $1.60. FINANCIAL OUTLOOK

45 2017 INVESTOR DAY 45 Nature of capital investments Sustaining Capital 53% Growth Capital 34% Technology & Other 13% FINANCIAL OUTLOOK Sustaining Capital Growth Capital Technology & Other • Infrastructure resilience and modernization required to improve the reliability and safety of our utility assets • Connecting new customers to the grid • Addressing changing customer expectations and demands • Information technology security • Operations technology • Network integrity • Updates in facilities, equipment, vehicles and other assets

46 2017 INVESTOR DAY 46 Nature of capital investments Highly executable and low - risk capital plan of $14.5 billion Major Capital Projects (1) 14% Other Capital Projects 86% (1) Major capital projects are identified as those with a total project cost of $150 million or greater and exclude ongoing capital maintenance projects. Canadian Utilities 41% U.S. Utilities 55% Caribbean Utilities 4% FINANCIAL OUTLOOK

47 2017 INVESTOR DAY 47 Highly - executable capital plan Low - risk capital plan of $14.5 billion Significant Capital Projects (1) ($millions) (2) Forecast 2018 Forecast 2019 - 2022 Forecast Total 2018 - 2022 ITC Multi - Value Regional Transmission Projects (3) 165 192 357 ITC 34.5 kV to 69 kV Conversion Project 110 361 471 UNS Flexible Generation Resource 115 90 205 UNS Modern, Efficient Baseload Combined Cycle Generation - 211 211 FortisBC Lower Mainland System Upgrade 177 5 182 FortisBC Eagle Mountain - Woodfibre Gas Pipeline Project - 362 362 FortisBC Pipeline Integrity Management Program - 312 312 (1) Major capital projects are identified as those with a total project cost of $150 million or greater and exclude ongoing capital maintenance projects . Total project costs include forecasted capitalized interest and non - cash equity component of AFUDC, where applicable. (2) US dollar denominated capital expenditures are translated at a forecast USD/CAD foreign exchange rate of $1.28. (3) Consists of four separate multi - value projects to create a stronger connection within the Midwestern United States, improve transmission capacity and to connect wind energy . FINANCIAL OUTLOOK

48 2017 INVESTOR DAY 48 Regulated U.S. (Electric & Gas) 25% Regulated - Independent Transmission (ITC) 28% Regulated - Canadian & Caribbean (Electric & Gas) (1) 47% 2018 - 2022 capital forecast by segment 2018 Capital Forecast ($millions) Regulated – Independent Transmission (ITC) ITC 863 Regulated - U.S. Electric & Gas UNS Energy 759 Central Hudson 275 Regulated - Canadian & Caribbean Electric & Gas FortisBC Gas 462 FortisAlberta 407 FortisBC Electric 104 Eastern Canadian 152 Caribbean 135 Other Energy Infrastructure 46 Total Capital Expenditures $3,203 ($ millions) 2018F 2019F 2020F 2021F 2022F Regulated – Independent Transmission (ITC) 863 727 682 677 690 Regulate d – U.S. Electric & Gas 1,034 1,028 849 764 719 Regulated – Canadian & Caribbean Electric & Gas 1,260 1,053 1,208 1,427 1,444 Other Energy Infrastructure 46 20 17 15 15 Total Capital Expenditures $3,203 $2,828 $2,756 $2,883 $2,868 48 Fortis 2018F Rate Base (1) ~$ 26.8 Billion (1) Includes 100 % of the Waneta Hydroelectric Expansion of which Fortis has a 51% controlling ownership interest. FINANCIAL OUTLOOK

49 2017 INVESTOR DAY 49 Constructive regulatory o utcomes TEP general r ate application FINANCIAL OUTLOOK 2012 Rate Case 12/31/2011 Test Year 2015 Rate Request 6/30/2015 Test Year ACC - Approved Rate Case Settlement 6/30/2015 Test Year Requested Approved Requested Approved Increase in Non - Fuel Revenue Requirement $128M $84M $110M $81.5M Original Cost Rate Base $1.5B $1.5B $2.1B $2.0B Capital Structure 46% Equity 54% Debt (pro forma) 43.5% Equity 57.5% Debt (actual) 50% Equity 50% Debt (actual) 50% Equity 50% Debt (actual) ROE 10.75% 10.00% 10.35% 9.75% Average Cost of Debt 5.18% 5.18% 4.32% 4.32% Weighted Average Cost of Capital 7.74% 7.26% 7.34% 7.04% New Rates Effective 7/1/2013 7/1/2013 1/1/2017 2/27/17

50 2017 INVESTOR DAY 50 Arizona utilities provide long - term earnings growth Historical test year results in capital recovery lag Rate base (billions) FINANCIAL OUTLOOK

51 2017 INVESTOR DAY 51 • Subsidiary balance sheets consistent with approved levels • Ample liquidity • Debt issued primarily at operating company level • Only debt refinancing at corporate level • Improving credit metrics • Maintain investment - grade credit ratings • No discrete common equity issuances required to fund plan Funding strategy Strong balance sheet and investment - grade credit ratings FINANCIAL OUTLOOK

52 2017 INVESTOR DAY 52 - 500 1,000 1,500 2,000 2,500 3,000 Subsidiary Corporate (1) As at June 30, 2017. ($millions) 2017 2018 2019 2020 2021 2022 Total Canadian Regulated Electric 6 74 7 36 135 34 292 U.S. Regulated 160 1,057 347 461 499 226 2,750 Other Segments 6 26 16 31 33 38 150 Corporate 2 2 119 164 1,172 3 1,462 Total 174 1,159 489 692 1,839 301 4,654 Manageable debt maturities Average annual fixed - term debt maturities Average annual fixed - term debt maturities ~$ 775M FINANCIAL OUTLOOK ($millions) (1)

53 2017 INVESTOR DAY 53 Credit metrics support credit ratings Ample liquidity through forecast period Credit Ratings Fortis Inc. DBRS BBB (high) S&P A - / BBB+ Credit Facilities 2.2 3.2 ($ billions) 1.6 1.9 Moody’s Baa3 2.2 0.0 1.0 2.0 3.0 4.0 5.0 6.0 June 30/17 Avg 2018-2022 Utilized Remaining Capacity 4.0 1.4 3.3 1.7 FINANCIAL OUTLOOK “ Fortis Inc. has a very strong business risk profile, which is a key credit strength . More than 95% of its cash flow comes from a diverse portfolio of low risk investment grade regulated utilities with an average rating of A3.” – Moody’s Credit Opinion (September 27, 2017) (2) (1) US dollar - denominated credit facilities are translated at an actual USD/CAD foreign exchange rate of $ 1.30 as at June 30, 2017 and at a forecasted USD/CAD foreign exchange rate of $ 1.28 for the 5 - year forecast period 2018 - 2022. (2) Please refer to Moody’s report for the full assessment. (1)

54 2017 INVESTOR DAY 54 Virtually all utility c redit ratings are in the A category Company S&P DBRS Moody’s ITCTransmission A n/a A1 Michigan Electric Transmission Company (METC) A n/a A1 ITC Midwest A n/a A1 ITC Great Plains A n/a A1 ITC Holdings Corp. A - n/a Baa2 Tucson Electric Power A - n/a A3 Central Hudson A - n/a A2 FortisBC (Gas) n/a A A3 FortisBC (Electric) n/a A (low) Baa1 FortisAlberta A - A (low) n/a Newfoundland Power n/a A A2 FINANCIAL OUTLOOK

55 2017 INVESTOR DAY 55 Hedging strategy r educes v olatility in earnings, cash flow and net i nvestment US dollar - denominated borrowings reduce net foreign exchange exposure 1/3 Naturally Hedged 2/3 Unhedged $0.05 change in foreign exchange equates to an ~$0.07 annual EPS impact. 1/3 Unhedged 1/3 Naturally Hedged 1/3 Hedged $0.05 change in foreign exchange equates to an ~$0.06 annual EPS impact. Current Cash Flow Hedging Target Cash Flow Hedging FINANCIAL OUTLOOK

56 2017 INVESTOR DAY 56 Risks and opportunities Opportunities • Potential rising ROEs • Continued low natural gas prices • Additional capital investment beyond base plan Risks • Regulatory outcomes • Government policies • Taxes • Cross - border trade • Environment • Customer rate impacts • Foreign exchange FINANCIAL OUTLOOK

57 2017 INVESTOR DAY 57 2018 risks and opportunities • ITC Base ROE complaints • Central Hudson rate case • Foreign exchange Sensitivity 2018 Impact 50 Basis Point Change in Allowed ROE (1) $0.06 EPS Foreign exchange rate decrease from $1.28 to $1.25 $200M change in 5 - year capital expenditure forecast (1) Sensitivity based on a 50 basis point change at ITC, Central Hudson and FortisAlberta . FINANCIAL OUTLOOK

58 2017 INVESTOR DAY 58 Significant regulatory i tems Recent regulatory o utcomes Remaining significant r egulatory d ecisions Regulated Utility Application/Proceeding Filing Date Expected Decision ITC Second MISO Base ROE Complaint ‒ Not applicable To be determined Central Hudson Rate case filing to request an increase in the allowed ROE to 9.5% from 9.0% and equity component of capital structure to 50% from 48% ‒ July 28, 2017 June 2018 Regulated Utility Application/Proceeding Outcome Agreement/ Decision Timing ITC Initial MISO Base ROE Complaint ‒ 10.32% base ROE with a high - end zone of reasonableness of 11.35% September 2016 FortisBC Energy 2016 Application: ROE and Common Equity Thickness ‒ Maintained ROE at 8.75% and common equity thickness of 38.5% August 2016 FortisAlberta 2016/2017 Generic Cost of Capital Proceeding (GCOC) ‒ ROE maintained for 2016 at 8.30% and increasing to 8.50% for 2017. Common equity thickness reduced from 40% to 37% for 2016 and 2017 October 2016 TEP 2017 General Rate Application (GRA) ‒ Decision issued approving s ettlement agreement on revenue requirement ‒ 9.75% ROE and common equity thickness of 50% February 2017 FINANCIAL OUTLOOK

59 2017 INVESTOR DAY 59 Predictable returns f rom h ighly r egulated a sset b ase PBR through 2019 Allowed/Achieved 2016 ROE (%): 8.75/9.28 ( gas), 9.15/9.38 ( electric) Allowed 2017 ROE (%): 8.75 - 9.15 Allowed Equity in Capital (%): 38.5 - 40 PBR through 2022 Allowed/Achieved 2016 ROE (%): 8.30/10.66 Allowed 2017 ROE (%): 8.50 Allowed Equity in Capital (%): 37 Future Test Year Allowed/Achieved 2016 ROE (%): 9.00/9.98 Allowed 2017 ROE (%): 9.00 Allowed Equity in Capital (%): 48 Historic Test Year Allowed/Achieved 2016 ROE (%): 10.0/8.20 (TEP) Allowed 2017 ROE (%): 9.50 - 9.75 Allowed Equity in Capital (%): 50 - 52.8 43% 38% 16% 3% Electric Transmission- ITC Gas Non-Regulated Energy Infrastructure as at June 30, 2017 97% Regulated Utility Assets 2017 Weighted Average Combined Allowed ROE 9.75% Actual Equity Thickness 48.2% FERC Regulated Forward - Looking Rate Construct with True - Up Allowed/Achieved 2016 ROE (%): 11.32 - 13.88/12.65 Allowed 2017 ROE (%): 11.32 - 12.16 Allowed Equity in Capital (%): 60 FINANCIAL OUTLOOK

60 2017 INVESTOR DAY 60 Sustainable business model key to our success Improved credit metrics, capital structure and liquidity • Highly diversified, low - risk regulated utilities focused on wires & gas business • Strong and stable cash flow • Focused on organic growth opportunities • Highly executable, low - risk capital plan • Regulatory stability FINANCIAL OUTLOOK

61 2017 INVESTOR DAY Barry Perry Fortis Inc., President & CEO Closing Remarks and Q&A WIRED FOR GROWTH

62 2017 INVESTOR DAY 62 Strategic Initiatives Strategy Leverage the operating model, footprint of our utilities, operating expertise, reputation and financial strength to develop growth opportunities Execute Utility CAPEX Plan Deliver Cleaner Energy Enhance Customer & Regulatory Relationships Unlock LNG Value ITC Transmission Growth Dividend Growth Target: 6% Average Annual Growth Through 2021 Investment - Grade Credit Ratings Dividend Growth Target: 6% Average Annual Growth Through 2022 Our strategy – simple, effective, proven Pursue Energy Infrastructure in and Near Existing Service Territories WIRED FOR GROWTH

63 2017 INVESTOR DAY Linda Apsey President & CEO ITC Holdings Corp. Building the grid of the future Gretchen Holloway S VP & CFO ITC HOLDINGS CORP.

64 2017 INVESTOR DAY 64 $7.1 B 4.8% $3.6 B 2017F Rate Base 5 - Year CAGR on Rate Base (1) 5 - Year Capital Spending 11.32% – 12.16% Allowable ROE Development Activity (not included in base 5 - year capital plan) (1) 5 - Year CAGR on rate base includes $ 7.1B 2017F to $ 9.0B 2022F. 668 Employees 60% Equity Thickness Incremental Regulated Transmission, Contracted Transmission & Storage 90,000 Square Miles of Service Territory Key Facts ITC HOLDINGS CORP.

65 2017 INVESTOR DAY 65 The opportunity ahead The energy industry is experiencing transformational change A reliable, resilient and efficient grid will be a key enabler of North America’s energy future. ITC is positioned to play a key role in building the grid of the future • Change is driven by the potential for distributed resources, renewables and ongoing diversification of the energy resources • Transmission needs to support an energy diverse, technologically advanced future Our opportunity is to continue improving transmission infrastructure to meet existing and future customer demands through: • Replace aging infrastructure • Maintaining operational excellence • Investments to improve reliability and reduce congestion • Accommodating changes in generation resources • Address public policy needs ITC HOLDINGS CORP.

66 2017 INVESTOR DAY 66 2018 - 2022 Key Initiatives • Execute on base capital plan and complete major capital projects on time and on budget to maintain operational excellence • Pursue actionable development projects & strategic acquisitions incremental to the current base capital plan ITC – Building the grid of the future Sources of Organic Growth • Reliability, security and maintenance of existing regulated systems • New customer connection requests driven by customer needs • Economic and efficient transmission solutions Key Macro Trends • Grid modernization to meet system demands • Shift from coal to more renewable resources • Evolving security and compliance requirements - greater resiliency in transmission systems Local Trends • Transmission system needs to serve regional versus local needs ITC HOLDINGS CORP.

67 2017 INVESTOR DAY 67 U.S. Energy Infrastructure Rated D+ (1) Grid modernization drivers & demands Evolving Use of the Grid Cybersecurity Vulnerabilities and Changing R esource M ix • Much of the system predates the 20 th century and the 640,000 miles of high - voltage transmission lines in the lower 48 states are at full capacity • Changes in generation mix • Changes in customer use • Adaptive loads ( distributed generation) • More intermittent resources • Real time monitoring and communication • Global concerns about security and protecting infrastructure are driving demands for more resiliency in transmission systems • As renewable resources proliferate, the need for interconnections and a more robust system grows (1) American Society of Engineers 2017 Infrastructure Report Card. ITC HOLDINGS CORP.

68 2017 INVESTOR DAY 68 Strong regulatory relationships with FERC • FERC has consistently promoted policies to facilitate and support transmission investment • Key Facts: – Independent regulatory commission with five appointed commissioners, one who serves as chair – No more than three commissioners can be from the same political party – Commissioners serve five year, staggered terms, with one commissioner’s term ending each year • States have jurisdiction over siting of transmission facilities and related matters, as well as oversight of environmental compliance – ITC is regulated by 8 states: Illinois, Iowa, Kansas, Michigan, Minnesota, Missouri, Oklahoma & Wisconsin Year FERC actions 1992 Energy Policy Act of 1992 mandated open access transmission tariffs 1999 Order 2000 provided for voluntary RTO formation and regional wholesale energy markets 2003 FERC adoption of independence incentives 2005 Energy Policy Act directed FERC to provide financial incentives for transmission 2006 Order 679 established incentives for transmission investment 2007 Order 890 expanded regional planning mandate and subsumed Order 888 that established regional planning and open transmission access 2011 Order 1000 provided guidelines for regional planning and cost allocation, will facilitate inter - regional project development, and introduce competition 2012 Policy Statement on Promoting Transmission Investment Through Pricing Reform 2014 Opinion 531 modified methodology for calculating transmission returns to support continued investment ITC HOLDINGS CORP.

69 2017 INVESTOR DAY 69 Regulatory update • MISO Base ROE Complaints – Initial Complaint – FERC Order issued in September 2016 setting the base ROE of 10.32 % and high - end of the zone at 11.35% (Nov ‘12 – Feb ‘15 ) and also going forward from the date of the FERC order – Second Complaint – Presiding Administrative Law Judge issued an initial decision in June 2016, recommending a base ROE of 9.70% for the second refund period with a high - end of the zone of 10.68% (Feb ‘15 – May ‘16 ) and going forward from the date of a final FERC order on the second complaint – FERC has yet to rule on the second complaint, with a final order expected in 2018; however, there is no statutory deadline – In September 2017 the MISO transmission owners moved for an order to dismiss the second complaint • FERC Quorum – With the departure of Commissioner Bay in early 2017, FERC has lacked a quorum – In August, quorum was restored with the appointment of Commissioners Neil Chatterjee (current Chair) and Powelson, these appointments, combined with sitting Commissioner LaFleur establish a quorum • Nominees for remaining seats are Richard Glick (Democrat) and Kevin McIntyre ( Republican) – Given backlog of other issues, a decision on second MISO complaint is not expected until 2018 ITC HOLDINGS CORP. MISO ROE Complaints FERC Quorum

70 2017 INVESTOR DAY 70 7.1 7.6 8.3 8.6 8.8 9.0 2017F 2018F 2019F 2020F 2021F 2022F 863 727 682 677 690 2018F 2019F 2020F 2021F 2022F • ITC will represent approximately 30% of the 2017F Fortis rate base Capital program & rate base growth (1) U.S. dollar - denominated capital expenditures and rate base are translated at a forecast USD/CAD foreign exchange rate of $ 1.28 (2) Includes impact of bonus depreciation Capital Expenditures Rate Base ($ billions) (1)(2) ($ millions) (1) $3.6B Five - Year Capital Plan ITC HOLDINGS CORP.

71 2017 INVESTOR DAY 71 Transmission focuses on North America “Grid of the Future” - reliable , resilient, and efficient grid to connect energy resources to customers • Potential incremental needs within existing systems to address additional security concerns, new customer connection requests and congestion • Expansion into new RTO and non - RTO regions through greenfield projects and value - added acquisitions / partnerships Regulated Transmission – U.S. ITC – Opportunities beyond the base c apital p lan ITC HOLDINGS CORP.

ITC– Opportunities beyond the base capital plan

Transmission focuses on North America "Grid of the Future" - reliable, resilient, and efficient grid to connect energy resources to customers

Generator Interconnection Ties

- Ability to build, own and operate discrete generator interconnection ties for new generation resources
- Transfers NERC compliance requirements to ITC

Mexico

- Evaluating government mandated infrastructure modernization efforts
- Jointly planning to pursue phase 1 with two experienced partners, consisting of ~600 miles of 500 HVDC


New Transmission Projects

Contracted Transmission


IESO
PJM

Lake Erie Connector

- 1,000MW HVDC merchant line, only direct connection between IESO and PJM
- Major permits secured; project engineering on schedule; RTO coordination and shipper negotiations in progress
- If key milestones are met, expected in-service date will be the end of 2021 or ~3 full years from commencement of construction

Energy Storage

- Anticipated increase in energy storage needs with growth in intermittent renewable generation
- Opportunistic investment landscape given ITC's innovative approach and willingness to test new technologies



FORTIS | ITC HOLDINGS CORP. 72

73 2017 INVESTOR DAY 73 Development approach • Disciplined growth through new development projects is a key strategic objective and incorporates the following parameters: • Regulated or sufficiently contracted • New systems with identified need for base capital investments • Large footprint supports incremental development opportunities • Transformational to size and scale Strategically compelling • Immediately and sustainably value accretive • Increased flexibility in capital deployment and enhanced growth portfolio Value enhancing to stand - alone plan • Credit quality enhancing through diversified rate base and increased scale • Credit metric neutral Maintains credit quality ITC HOLDINGS CORP.

74 2017 INVESTOR DAY Frank Marino CFO David Hutchens President & CEO UNS Energy Corporation Sustainable Power Resource Diversification in a Growing Market UNS ENERGY CORPORATION

75 2017 INVESTOR DAY Key Facts $4.7 B 4.7% $2.95 B 2017F Rate Base 5 - Year CAGR on Rate Base (1) 5 - Year Capital Spending 9.75 % Allowable ROE Development Activity (not included in base capital plan) (1) 5 - Year CAGR on rate base includes $4.7B 2017F to $5.9B 2022F . 2,040 Employees 155,000 Equity Thickness 518,000 Electric Customers Gas Customers Renewables, Transmission Investments, Grid Modernization & Infrastructure Resiliency Tucson Electric Power UNS Electric UNS Gas 50.00% 9.75% 9.50% 52.83% 50.80 % UNS ENERGY CORPORATION 75

76 2017 INVESTOR DAY 76 Track record & the opportunity ahead • With a history of producing strong operating results, UNS successfully manages operating expenses while exceeding safety, reliability and customer service targets – Healthy balance sheet with ‘A’ rated utility subsidiaries • UNS is well positioned to continue providing sustainable service by integrating more renewable and low - carbon generating resources – Increase the use of renewable energy and fast - ramping generation – Utility - scale solar and wind projects will provide the bulk of renewable generation – Renewable resource goals exceed the requirements of Arizona’s Renewable Energy Standards • Significant investment opportunities tied to modernization of distribution grid – Equipment upgrades and technology investments to improve service reliability and customer options UNS ENERGY CORPORATION

77 2017 INVESTOR DAY 77 Key Initiatives • Focus on “winning the customer” • Diversifying our resource p ortfolio • Modernization of TEP distribution grid • Executing regulatory s trategies UNS – Strategic outlook Key macro trends • Arizona’s long - term economic outlook is strong Local trends • Positive trends with unemployment levels below national and state levels Sources of Organic Growth • Reliability, security and maintenance of regulated systems • New distribution interconnections driven by customer needs • Transmission and renewable energy • Major capital projects UNS ENERGY CORPORATION

78 2017 INVESTOR DAY 78 Strong regulatory relationships Review update TEP UNS Electric Test Year 6/30/15 12/31/14 Decision Date Feb. 2017 Aug. 2016 Rate Base US$2.0B US$270M Non - Fuel Revenue Increase US$81.5M US$15M ROE 9.75% 9.50% Equity Ratio 50% 53% Phase 1 Rate Cases Concluded (2016 & 2017) • Decisions included revenue requirements and rate design for non - solar customers • Enhanced fixed cost recovery – Higher monthly customer charges – Reduction in volumetric tiers – Modifications to lost fixed cost recovery mechanism Phase 2 Rate Case - Joint Proceedings (Ongoing ) • Expected to conclude in Q1 2018 • Rate design for new solar customers – 2 - part time - of - use rate with grid access and incremental meter fees – 3 - part time - of - use rate with a charge based on the highest hourly demand during the month and an incremental meter fee • Rate design for new solar customers – Establish initial rate for bill credits for excess energy delivered to the grid – Proposed export rate per kWh based on 5 - year weighted average cost of owned and contracted solar resources UNS ENERGY CORPORATION

79 2017 INVESTOR DAY 79 Resource diversification plan Building a sustainable, cost - effective resource portfolio TEP Energy Portfolio Mix 80% 69% 50% 38% 16% 20% 31% 31% 4% 11% 19% 31% 2014 2017 2023 2032 Coal Natural Gas & Market Purchases Renewables UNS ENERGY CORPORATION Coal - fired kilowatt hours declining

80 2017 INVESTOR DAY 80 Jointly - Owned Coal Plant “Off - ramps” • Fuel switching • Coal contracts • Land leases • Participation a greements • Environmental regulations 2014 2017 2019 2021 2023 2025 2030 - 110 MW 2015 Sundt Unit 4 Fuel Switch - 125 MW Coal Handling Facilities Retired Mitigating Rate Impacts • Regulatory approval for: • Depreciation rates that reflect the early exit of San Juan Units 1 and 2, and the Sundt Coal Handling Facilities • Use of excess depreciation reserves for unrecovered book value of retiring assets Resource diversification plan TEP - Diversifying resource mix while mitigating rate impacts UNS ENERGY CORPORATION

81 2017 INVESTOR DAY 81 Resource diversification plan Modernizing natural gas generating r esources UNS ENERGY CORPORATION • Flexible Generation Resource – Facilitating renewables on the grid – Provide ramping and peaking requirements – Replace aging, less efficient combustion turbines – Reciprocating engines to be constructed in Tucson – 200 MW total capacity (10 modular units @ 20 MW each) – Flexible unit dispatch (4 – 20 MW) – In - service 2019 - 2020 – Low gas pressure requirements and efficient water use – ~$200 million investment over plan period • Modern, Efficient Baseload Combined Cycle Generation – Gila River Unit 2 - 550 MW – Initial short - term tolling agreement – ~$200 million purchase – Replace higher cost, aging coal facilities while reducing rate pressure – TEP (75%) and UNS Electric (25%) jointly own Gila River Unit 3

82 2017 INVESTOR DAY 82 Resource diversification plan 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 Renewable Energy Standard vs . TEP Estimated Performance 6% 15% 27% 12% Current TEP Solar Resources Megawatts (456 Total) 56 97 198 105 0 50 100 150 200 250 300 Community Scale Rooftop Solar Commercial Residential Power Purchase TEP Owned 254 202 Exceeding Arizona’s Renewable Energy Standard with a balanced p ortfolio UNS ENERGY CORPORATION

83 2017 INVESTOR DAY 83 Favorable Tucson economic indicators 2017 – 2020 Projected CAGR 2017E 2020E Personal Income +5.1% 2017E 2020E Job Growth +1.7% 2017E 2020E Population +0.9% 2017E 2020E Housing Permits +2.9% 2017E 2020E UNS Customer Growth ~1.0% Source: University of Arizona Economic & Business Research Center UNS ENERGY CORPORATION

84 2017 INVESTOR DAY 84 Capital program and rate base growth 4.7 4.9 5.2 5.5 5.7 5.9 2017F 2018F 2019F 2020F 2021F 2022F (1) U.S. dollar - denominated capital expenditures and rate base are translated at a forecast USD/CAD foreign exchange rate of $1.28. 759 722 560 479 427 2018F 2019F 2020F 2021F 2022F (2018 - 2020 – includes distribution modernization, RICE, Mexico Intertie) Capital Expenditures Rate Base $2.95B Five - Year Capital Plan ($ millions (1) ) ($ billions (1) ) UNS ENERGY CORPORATION

85 2017 INVESTOR DAY 85 Capital investments span the value c hain UNS ENERGY CORPORATION Growth , 47% Sustaining , 37% Technology & Other , 16% UNS CAPITAL I NVESTMENTS 2018 - 2022E $2.95 BILLION

86 2017 INVESTOR DAY 86 Opportunities beyond the base capital plan UNS ENERGY CORPORATION • Renewable Generation – Purchase existing renewable facilities • Purchase options in existing contracts – Self - build utility - scale projects • Grid Modernization – Distribution automation – Utility - scale storage • Infrastructure Resiliency – Physical security – System hardening

87 2017 INVESTOR DAY 87 Underlying financial strength Fortis support drives capital structure and credit rating improvement • Fortis contributed US$287 million of equity to UNS in 2014 and US$180 million in 2015 • Credit Rating Improvements 50.0% 50.0% TEP 2015 Test Year Capital Structure Equity Debt US$1.44B Moody's/S&P Ratings as of 12/31/2013 Moody's Upgrade 1/30/2014 S&P Upgrade 10/28/2014 Moody's Upgrade 2/27/2015 S&P Upgrade 4/3/2017 UNS Baa3 Baa2 Baa1 TEP Baa2/BBB Baa1 BBB+ A3 A - UNS Electric Baa2 Baa1 A3 UNS Gas Baa2 Baa1 A3 US$1.07B 56.5% 43.5% TEP 2011 Test Year Capital Structure Equity Debt US$825M US$1.07B US$1.44B 48% 52% TEP 2017E Capital Structure Equity Debt UNS ENERGY CORPORATION

88 2017 INVESTOR DAY Christopher Capone EVP & CFO Michael Mosher President & CEO Central Hudson Gas & Electric Corporation Leveraging strengths to deliver solid operating and financial performance CENTRAL HUDSON

89 2017 INVESTOR DAY Key Facts $1.5 B 8.6% $1.5 B 2017F Rate Base 5 - Year CAGR on Rate Base (1) 5 - Year Capital Spending 9.0 % Allowable ROE Development Activity (not included in base capital) (1) 5 - Year CAGR on rate base includes $1.5B 2017F to $2.3B 2022F . 992 Employees 80,000 48 % Equity Thickness Transmission Investments 300,000 Electric Customers Gas Customers CENTRAL HUDSON 89

90 2017 INVESTOR DAY 90 Our track record & the opportunity ahead • We are delivering solid operating and financial performance and have robust plans for increased capital investment within the rate plan – Strong operational expertise – Established risk management – Experienced management team • Our investment in recent years has increased steadily to replace aging infrastructure, improve grid performance and efficiency and modernize our IT infrastructure and capabilities • Our industry is poised for major changes due to an evolving regulatory environment • We are well positioned to adapt and capitalize on the changes ahead – New revenue and earnings opportunities – Declining cost curves of PV solar technology – New applications of information technology – Opportunities within policy change at federal and state level, clean energy, grid decentralization and evolving customer expectations CENTRAL HUDSON

91 2017 INVESTOR DAY 91 2018 - 2022 Key Initiatives • Execute robust c apital p lan including IT s trategic plan • Execute new r ate plan e ffective 7/1/18 • Workforce d evelopment and knowledge t ransfer • Influence evolving r egulation Central Hudson – Strategic Outlook Capitalizing on the transformation of the traditional energy model Sources of Organic Growth • Leak prone pipe replacement p rogram • Age/condition - based CAPEX • Information technology/ cybersecurity • Grid modernization/ distribution automation and DMS • Training center/master f acilities plan Key Macro Trends • Evolving regulatory m odel • Increasing penetration of DERs (PV s olar t echnology ) • Changing service t erritory economy • Low commodity p rices for electric and gas Local Trends • Unemployment rate l ow but now above state/national levels • Weak median income g rowth • Improving housing m arket CENTRAL HUDSON

Leadership on policy issues

Shaping the evolving regulatory model: NYS Public Service Commission

- Central Hudson is actively engaged in the current regulatory process - Reforming the Energy Vision (REV) - which seeks to redesign the utility business model in New York State. It is unprecedented in scope and complexity
  - REV aspires to drive changes that will lead to more efficient use of the power grid and deeper and wider penetration of renewable and distributed resources such as solar and wind
  - Ultimately, REV will begin to change the way utilities earn income through new streams called Earnings Adjustment Mechanisms (EAMs) and Platform Service Revenues (PSRs)
  - New Public Service Commission Chair appointed/one vacant Commission seat recently filled. One seat remains vacant. Policy focus unlikely to change

- REV is now moving from policy development to implementation – lessening uncertainty and increasing opportunity for us.
  - Track 1 Order Adopting Regulatory Policy Framework and Implementation Plan (February 2015)
    - Utility Distribution System Implementation Plan (DSIP) filed 7/30/2016
      - Hosting capacity, interconnection portal, suitability criteria, energy management and benchmarking, energy storage projects
    - Benefit Cost Analysis Handbook filed 7/30/2016
      - Evaluation of non-wire alternatives to traditional utility investment and Energy Efficiency Transition Implementation Plans (ETIP) and provide guidance for development of new tariffs
  - Track 2 Order Adopting a Ratemaking and Utility Revenue Model Policy Framework (May 2016)
    - Earnings Adjustment Mechanisms (EAMs), Platform Service Revenues (PSRs)
    - Rate Design Reform and Development (Time of Use and Smart Home Rates)

FORTIS | CENTRAL HUDSON
92

93 2017 INVESTOR DAY 93 Leadership on policy issues • Our policy driven opportunities include: – NYS REV - Related • Community Distributed Generation (CDG) • Value of D Order on Net Energy Metering Transition Issued March 9, 2017 – Interim Successor to Net Metering – Value Stack - several elements representing the value of a clean kWh to the grid • Community Choice Aggregation (CCA) • Distributed System Implementation Plan (DSIP) • Interconnections - Standards and Queue Management Orders – NYS Clean Energy Standard (CES) • Renewable Energy Standard – 50% renewables by 2030 • Greenhouse Gas Emissions – 40% reduction by 2030 • Zero Emissions Credits (ZECs) – support for at r isk n uclear g enerators through 2029 – NYS Clean Energy Fund (CEF) • NYSERDA Administered Clean Energy Programs - New York Green Bank/New York Sun – Low Income Bill Discounts - e nhanced s tatewide Shaping the evolving regulatory model CENTRAL HUDSON

94 2017 INVESTOR DAY 94 Regulatory timeline • Central Hudson Rate Filing in July 2017 for new rates to go into effect on July 1, 2018. Rate filing driven by initiatives to enhance or improve: → Grid Modernization and Efficiency → Vegetation Management/System Reliability → Financial Strength → Low Income Programs → Customer Service → IT/Cybersecurity Investments • Anticipated Case Schedule: → Central Hudson Filing July 28, 2017 → Staff Filing November 2017 → Possible Settlement Discussions December 2017 → Hearings (if needed) January 2018 → Settlement Agreement/Joint Petition (if achieved) April/May 2018 → Order Approving Rates June 2018 CENTRAL HUDSON

95 2017 INVESTOR DAY 95 Capital program & rate base growth 275 306 289 285 292 2018F 2019F 2020F 2021F 2022F Capital Expenditures (1) U.S. dollar - denominated capital expenditures and rate base are translated at a forecast USD/CAD foreign exchange rate of $1.28. Rate Base 1.5 1.7 1.8 2.0 2.1 2.3 2017F 2018F 2019F 2020F 2021F 2022F ($ billions) (1) • Infrastructure replacement and modernization are driving growth – Leak - prone gas pipe replacement – Distribution Automation/Distribution Management System/Network Strategy (electric) – IT systems • Bonus depreciation impacts rate base growth during time horizon illustrated ($ millions) (1) $ 1.5B Five - Year Capital Plan CENTRAL HUDSON

96 2017 INVESTOR DAY 96 Opportunities beyond the base capital plan • NY Transco LLC – Pending competitive Alternating Current (AC) proceeding proposals – Potential investment opportunities with CES mandate CENTRAL HUDSON

97 2017 INVESTOR DAY Ian Lorimer Vice President, Finance & CFO  Michael Mulcahy President & CEO FortisBC Energy Inc. & FortisBC Inc. Pursuing major gas infrastructure opportunities FORTISBC  Doyle Sam Executive Vice President, Operations and Engineering Douglas Stout Vice President, Marketing Development and External Relations

98 2017 INVESTOR DAY $4.1 B 3.8% $2.4 B 2017F Rate Base 5 - Year CAGR on Rate Base (1)(2) 5 - Year Capital Spending Key Facts Tilbury Expansion and Additional Gas Infrastructure Opportunities Development Activity (not included in base capital plan) $ 1.3 B 2.6 % Gas Distribution Electricity Gas Distribution Electricity 9.15 % Electricity Allowable ROE 2,222 Employees 999,000 40.0 % Equity Thickness 170,000 Electric Customers Gas Customers 8.75 % Gas Allowable ROE 38.5 % Equity Thickness (1) 5 - Year CAGR on rate base includes $4.1B 2017F to $5.0B 2022F and $1.3B 2017F to $1.5B 2022F for Gas Distribution and Electricity, respectively (2) Including CWIP , rate base plus CWIP 5 - year CAGR increases to 4.9% for the Gas Distribution business and decreases to 2.5% for the Electric business. Gas Distribution Electricity $0.5 B FORTISBC 98

99 2017 INVESTOR DAY 99 2018 - 2022 Key Initiatives • Renewal of regulatory rate - setting structure • Capital program execution • Participation in climate action plan FortisBC – Positioned for growth Key Macro Trends • Change in provincial government • Increasing focus on climate action plan • Net positive population growth • Competitive resource pricing • Stable regulatory environment Sources of Organic Growth • System integrity projects • LNG related opportunities • Related energy infrastructure Local Trends • Continued strong GDP growth • Housing starts remain strong • Job creation strong, unemployment lowest in Canada FORTISBC

100 2017 INVESTOR DAY 100 Key growth drivers • Changing environment related to integrity management programs and initiatives • Development of markets to support alternative use of natural gas • New end - use technologies that utilize natural gas, but offer the ability to reduce g reenhouse gas (GHG) content • Installation of technology infrastructure to increase load in the electric service territory FORTISBC

101 2017 INVESTOR DAY 101 Regulatory overview • Regulatory – Current Performance Based Regulation (PBR) expires end of 2019 • PBR framework providing benefits to customers and shareholder • Pass through of costs of major capital projects and commodity/power purchase costs • Revenue deferral accounts – Decoupling of capital spend from PBR formula • Political – Minority NDP government supported by Green Party FORTISBC

102 2017 INVESTOR DAY 102 ITC HOLDINGS CORP. 7 Eagle Mountain – Woodfibre Gas Pipeline 2013 2015 2016 2017 2013 Project d e v e lop m e n t starts 2015 Squamish Nation Council outlines a series of environmental conditions 2016 June - Squamish Nation Council votes to approve an EA Agreement August - Provincial government issues EA Certificate 2017 WLNG secures NEB export agreement for 40 years 2016 November - WLNG announces they will be moving ahead with LNG export facility Overview • 47 - km gas line to serve Squamish - based Woodfibre LNG ( WLNG) for export to Asian markets • ~ $350 million rate base • Regulated investment • The Woodfibre facility will export up to 2.1 MTPA of LNG Illustration of WLNG’s proposed facility 102 FORTISBC

103 2017 INVESTOR DAY 103 • Primary driver: asset integrity • Focused on transmission pressure systems • Project to improve pipeline safety and integrity • Pipeline modifications and looping • Total project investment of ~ $ 3 00 million • Opportunity for further investment beyond 2022 ITC HOLDINGS CORP. 8 Pipeline Integrity Management Program Pipeline System Overview • 48,200 kilometres of distribution and transmission lines • 3,700 kilometres of transmission pipe ranging from 2 - 42” diameter • Up to 2,160 psi Project Overview 103 FORTISBC

104 2017 INVESTOR DAY 104 ITC HOLDINGS CORP. 9 Transmission Pressure Laterals Project Overview • We have in - line inspection capacity on 2,000 km of our pipelines (blue on map) • Multi - year project will provide in - line inspection capability to an additional 30 lateral gas lines (400 km) FORTISBC 104

105 2017 INVESTOR DAY 105 ITC HOLDINGS CORP. 10 Emerging t echnology : EMAT I n - L ine I nspection • Technology advancements in In - Line Inspection • Increasing industry adoption • Provides ability for proactive, enhanced inspection • Multi - year program FORTISBC 105

106 2017 INVESTOR DAY 106 607 406 518 760 763 2018F 2019F 2020F 2021F 2022F FortisBC Gas FortisBC Electric Other FortisBC – Capital program and rate base growth (1) Includes the Waneta Expansion, which is 51% owned and controlled by Fortis, Aitken Creek and FortisBC Alternative Energy Services (2) Including CWIP, rate base plus CWIP 5 - year CAGR increases to 4.4% 2017F 2018F 2019F 2020F 2021F 2022F FortisBC Gas FortisBC Electric 5.4 5.6 6.0 6.0 6.1 6.5 (1) • FortisBC represents approximately one - quarter of the Fortis consolidated five - year capital plan Capital Expenditures Rate Base ($ billions) ($ millions) $3.0B Five - Year Capital Plan (2) FORTISBC

107 2017 INVESTOR DAY 107 ITC HOLDINGS CORP. 12 Capital investment overview 107 FORTISBC FortisBC Gas & Electric Combined Investments 2018 - 2022 E $3 .0 b illion Sustainment 40% Growth 35% LNG 13% Technology & Other 12%

108 2017 INVESTOR DAY 108 Site of potential future marine terminal • Tilbury LNG facility • Site is scalable with ocean access • Tilbury 1B - $ 400M approved for regulated expansion but not yet started • Serves marine bunkering, transportation, and remote communities • Future expansion – developing new markets • Regional and international • Long - term contracted projects Illustration of Tilbury LNG facility expansion Tilbury 1A near completion Existing f acility Site expansion opportunity for two more tanks Long - term opportunities LNG infrastructure opportunities FORTISBC

109 2017 INVESTOR DAY Janine Sullivan VP, Finance & CFO Karl Bomhof President & CEO FortisAlberta Inc. Keeping pace with customers in an evolving energy industry FORTISALBERTA

110 2017 INVESTOR DAY Alberta, Canada Electrical Distribution $ 3.2 B 5.6% $2.1 B 2017F Rate Base 5 - Year CAGR on Rate Base (1) 5 - Year Capital Spending 8.50 % Allowable ROE Development Activity (not included in base capital plan) 1,113 Employees 37 % Equity Thickness Renewables, Distribution System Investments, Changing Customer Expectations 551,000 Electric Customers Key Facts (1) 5 - Year CAGR on rate base includes $ 3.2B 2017F to $ 4.1B 2022F . FORTISALBERTA 110

111 2017 INVESTOR DAY 111 FortisAlberta – Supporting the integration of distributed energy resources FORTISALBERTA 2018 - 2022 Key Initiatives • Performance Based Regulation – second term • Grid modernization • Integration of distributed generation • Capital program execution Sources of Organic Growth • Strategic acquisition of small distribution systems within service territory (REAs and small municipalities) • Customer specific facilities • Investing in the safety and reliability of the system Local Trends • Recovering Alberta economy • Increasing competitive pressures • Oil market stabilizing Key Macro Trends • Industry restructuring • Evolving government and regulatory policy • Alberta Climate Leadership Plan - shift to renewable generation

112 2017 INVESTOR DAY 112 Current trends and developments • Alberta’s Climate Leadership Plan – Coal - fired plants will be phased out and replaced by renewable energy and natural gas - fired electricity. Approximately 5,000 MW of renewable generation is forecast – Introduction of a carbon tax and improved emissions performance standards. Starting in 2018, coal - fired generators will pay $30 per tonne of CO 2 emissions – Implementation of an Energy Efficiency Program, including a commitment to community - based renewable energy systems • Distributed Energy Resources – The Alberta Government is committed to encouraging the development of community energy systems, a key feature of which will be Distributed Energy Resources (DER). The increased integration of DER is expected to require the development of a new regulatory and legislative framework – The Alberta Government has tasked the Alberta Utilities Commission (AUC) with conducting an inquiry on matters relating to “Electric Distribution System - Connected Generation” (the DG Inquiry). This is an important opportunity for FortisAlberta to communicate its perspective on the role that distribution utilities can play in enabling the integration of DER, as well as the risks posed by DER to the reliable operation of the distribution system Provincial government p olicy FORTISALBERTA

113 2017 INVESTOR DAY 113 Current trends and developments • In November 2016, the Provincial Government announced that by 2021 Alberta will transition to a capacity market for electricity generation, providing a more stable market for power generators • In an effort to protect consumers, a price cap on the Regulated Rate Option (RRO) was introduced and came into effect on June 1, 2017. Capping the RRO will ensure consumers pay the lower of the fluctuating market rate or the capped rate of 6.8 cents per kilowatt hour • The Government of Alberta has initiated a review to consider the role and scope of Rural Electrification Associations (REAs) in the provision of electricity distribution service for the purpose of modernizing electricity legislation. The objective is to pursue options that will better account for the intermingled systems owned by REAs and investor - owned utilities, and to allow for the efficient integration of new sources of renewable energy Industry Restructuring FORTISALBERTA

114 2017 INVESTOR DAY 114 Current trends and developments • Alberta economy demonstrating signs of improvement after two - year recession • Economic forecasts estimate that Alberta’s real GDP will grow by 2.5 percent in 2017 • Stabilization of the oil market, albeit at lower commodity prices, is expected to support modest employment growth in the province • FortisAlberta’s rates are impacted by the inflation factor (I Factor) included in the PBR formula, which is calculated using a lagging labour market indicator, Alberta’s Average Weekly Earnings (AWE), and the Consumer Price Index (CPI ) • While FortisAlberta continues to grow, new service requests and energy deliveries are lower compared to high - growth periods Economy 2014 2015 2016 2017F New Customers 11,486 9,782 9,608 5,738 Energy Deliveries (GWh) 17,371 17,132 16,788 17,172 FORTISALBERTA

115 2017 INVESTOR DAY 115 Current trends and developments • Performance Based Ratemaking (PBR) – 2017 is the last year of the current 5 - year PBR term – In December 2016, the AUC issued a decision outlining the manner in which distribution rates will be determined during the second PBR term, which will be 2018 to 2022 – The formula approved for the first term will substantially continue into the second term, with the most notable change being to the method of providing supplemental capital funding. Utilities will now receive funding for a base amount of capital investment (K - Bar) and will be required to manage within that amount. Additional funding may be available for certain other capital if it meets specific requirements – FortisAlberta filed a rebasing application in April 2017 that will establish a going - in revenue requirement for the second PBR term. The going - in revenue requirement will be used to determine the going - in rates upon which the PBR formula will be applied to establish distribution rates for 2018 • Generic Cost of Capital (GCOC) – The Alberta Utilities Commission (AUC) issued its decision in October 2016 on the Return on Equity (ROE) and capital structure for regulated utilities for 2016, 2017 and interim 2018 – For 2017 and interim 2018, ROE increased to 8.50% from 8.30%. The equity component of the approved capital structure decreased to 37% from 40% – In July 2017, the AUC launched a 2018 GCOC proceeding to set the ROE and capital structure for Alberta utilities for 2018, 2019 and 2020 – An oral hearing on this matter is scheduled for March 2018 Regulation FORTISALBERTA

116 2017 INVESTOR DAY 116 407 409 434 425 433 2018F 2019F 2020F 2021F 2022F Capital program and rate base growth Capital Expenditures Rate Base 3.2 3.4 3.6 3.8 4.0 4.1 2017F 2018F 2019F 2020F 2021F 2022F ($ billions) • FortisAlberta’s capital program consists of projects to connect new customers and ensure the safety and reliability of the existing distribution system • Despite the economic downturn, FortisAlberta’s rate base growth over five years is expected to remain strong at a 5.6% CAGR ($ millions) $2.1B Five - Year Capital Plan FORTISALBERTA

117 2017 INVESTOR DAY 117 Opportunities beyond the base capital plan • The Province of Alberta will support the creation of 5,000 MW of additional renewable energy capacity by 2030 – FortisAlberta is assessing the acquisition and/or operation of the distribution systems of large - scale wind farms in Alberta – Findings of DG Inquiry expected to facilitate DER - related investment to support accelerated penetration of renewables in Alberta – Introduction of technology to support grid modernization that will facilitate DER integration • Meeting the changing expectations of our customers – In 2017, FortisAlberta will continue its LED street light conversion project and anticipates that 35,000 LED street lights will be installed by the end of 2017. Opportunity exists to install a further 35,000 LED street lights – FortisAlberta will partner with customers and local community stakeholders to maximize benefits from energy efficiency programs offered through Energy Efficiency Alberta, the government agency established to coordinate consumer programs FORTISALBERTA

118 2017 INVESTOR DAY 118 Opportunities beyond the base capital plan • Strategic acquisitions provide opportunities to consolidate distribution system assets in our service territory – In 2015, FortisAlberta purchased the distribution assets of two REAs. Opportunities exist to purchase the distribution assets of additional REAs – In 2016, FortisAlberta purchased the distribution assets of the Municipality of Crowsnest Pass. Opportunities exist to purchase the distribution assets of other municipalities – FortisAlberta is pursuing the purchase of distribution assets owned by customers in its service area. Such customers include oil and gas processors and military bases FORTISALBERTA

119 2017 INVESTOR DAY Jocelyn Perry Newfoundland Power, President & CEO Gary Smith Fortis Inc., EVP , Eastern Canadian & Caribbean Operations Eastern Canadian & Caribbean Operations Investing in sustainability of our infrastructure & pursuing opportunities to reduce the carbon footprint EASTERN CANADIAN AND CARIBBEAN

120 2017 INVESTOR DAY $1.1 B 2.2% $513 M 2017F Rate Base 5 - Year CAGR on Rate Base (1) 5 - Year Capital Spending 8.50% + / - 50bp Allowable ROE Development Activity (not included in base capital plan) (1) 5 - Year CAGR on rate base includes $1.1B 2017F to $1.2B 2022F for Newfoundland Power, $0.3B 2017F to $0.4M 2022F for MECL and $0.3B 2017F to $0.4B 2022F for FON. (2) Allowed ROE shown is for Algoma Power. Cornwall Electric operates under a franchise agreement with a price - cap and commodity cost flow through and, therefore, is not regulated with reference to an allowed ROE. The allowed ROE for Canadian Niagara Power is 8.78% for 2017. 615 Employees 265,000 Customers 45 % Newfoundland Power (NP) Maritime Electric (MECL) Fortis Ontario (FON) $347 M $265 M 2.3% 3.8% $175 M $119 M Equity Thickness 9.35% 40% 8.93% - 9.30% (2) 40% 186 195 80,000 66,000 EASTERN CANADIAN OPERATIONS Wataynikaneyap Power Project Key Facts Maps are not to scale EASTERN CANADIAN AND CARIBBEAN 120

121 2017 INVESTOR DAY Fortis Turks & Caicos (TCI) Belize Electricity Limited (BEL) is a transmission and distribution electric utility of which Fortis owns a 33 % minority interest . Caribbean Utilities Company (CUC) $607 M $361 M 3.2% 6 .9% $310 M $215 M 11.5% 10.3% 210 165 29,000 15,000 CARIBBEAN OPERATIONS Other Caribbean Assets 2017F Rate Base 5 - Year CAGR on Rate Base (1) 5 - Year Capital Spending 2016 Achieved ROE (1) 5 - Year CAGR on rate base includes $607M 2017F to $710M 2022F for Caribbean Utilities Company, $361M 2017F to $505M 2022F for Fortis Turks & Caicos. Employees Customers Key Facts Maps are not to scale Belize Electric Company Limited (BECOL) is comprised of three hydroelectric generating plants with 51 MW capacity . The energy produced is sold to BEL under 50 - year purchase price agreements . EASTERN CANADIAN AND CARIBBEAN 121

122 2017 INVESTOR DAY 122 Strong track records & future opportunities Eastern Canadian Operations • Ability to earn at or above allowed ROE • Stable regulatory outlook • History of reasonable regulatory decisions Caribbean Operations • Strong sales growth and favorable earnings outlook • Recent hurricanes reaffirm Caribbean risk and need for robust regulatory construct • Operations performing well • Stable regulatory relationships • Our opportunity – Positioned to capitalize on solar and wind generation projects to reduce use of fossil fuel EASTERN CANADIAN AND CARIBBEAN

123 2017 INVESTOR DAY 123 2018 - 2022 Key Initiatives • Wataynikaneyap Project will connect remote First Nations communities in Northern Ontario to the grid • Construction will begin following permitting, approvals and cost - sharing agreement with federal and provincial governments • Consolidation of municipally owned utilities in Ontario are expected - c reates potential investment opportunities Eastern Canada - Stable operations with focus on customers, safety and reliability Sources of Organic Growth • Sustaining capital projects • Technology presents opportunities to strengthen customer service • Opportunities for grid modernization • Seeking to play a larger role in Newfoundland and Labrador Key Macro Trends • Load growth as customers move from oil - based heat to electricity • Experiencing electricity price pressures • Regulatory changes anticipated to reflect economic trends Local Trends • Economic growth in Newfoundland has slowed - Province is impacted by lower commodity prices and declining oil production EASTERN CANADIAN AND CARIBBEAN

124 2017 INVESTOR DAY 124 2018 - 2022 Key Initiatives • Introduction of solar and wind to the generation mix • Improving reliability by system hardening • Restoring damaged infrastructure in Turks and Caicos in order to serve customers Caribbean – Uptick in e conomy and a focus on renewables Sources of Organic Growth • Development of power systems to keep pace with load growth • Technology presents opportunities to strengthen customer service • Renewables and fuel replacement projects • Grid modernization and resiliency Key Macro Trends • Regulatory changes anticipated to benefit investments • National Energy Policy’s goal is to comply with the Paris Accord and to target 60 % renewables by 2030 in the Cayman Islands • Cayman Islands Government released a new National Energy Policy target indicating that by 2037, 70% of electricity generation in Cayman must be powered by renewables Local Trends • Strong customer and sales growth driven by the tourism industry • Wind and solar increasingly competitive • Hurricane impact expected to hinder economy for 6 to 12 months EASTERN CANADIAN AND CARIBBEAN

125 2017 INVESTOR DAY 125 Regulatory overview Stable in the near term 2017 Formula Regulator Regulatory Model Upcoming Regulatory Decisions Ontario Energy Board Cost of service with incentives Formula driven with 8.93% - 9.30% on 40% equity • Canadian Niagara Power rebase occurred in March 2017 • Next rebasing expected in 2020 and 2022 for Algoma Power and Canadian Niagara Power, respectively Island Regulatory and Appeals Commission Newfoundland and Labrador Board of Commissioners of Public Utilities Cost of service on future test year Cost of service on future test year Set for 3 years using 9.35% ROE on 40% equity GRA held approximately every two years Currently 8.50% ROE +/ - 50 bp on 45% equity • The current GRA is in place until February 28, 2019 • A new GRA will be filed in the fall of 2018 for rates effective March 1, 2019 • Requirement to file the next rate case by mid - 2018 to set customer rates for 2019 EASTERN CANADIAN AND CARIBBEAN

126 2017 INVESTOR DAY 126 Regulatory overview Stable in the near term 2017 Formula Regulator Regulatory Model Upcoming Regulatory Decisions Electricity Regulatory Authority Cost of service with historical test year Formula driven with 6.75% - 8.75% Return on Assets Set annually in June, through a rate - cap adjustment mechanism based on published consumer price indices Government of the Turks and Caicos Islands Cost of service with historical test year Rates and sales growth drive revenue Continue discussions on regulatory reform EASTERN CANADIAN AND CARIBBEAN

127 2017 INVESTOR DAY 127 $287 $256 $271 $256 $262 2018F 2019F 2020F 2021F 2022F 2017F 2018F 2019F 2020F 2021F 2022F Capital program and rate base growth Capital Expenditures Rate Base $2.7 $2.8 $2.9 $3.0 $3.1 $3.1 (1) U.S. dollar - denominated capital expenditures and r ate base are translated at a forecast USD/CAD foreign exchange rate of $1.28. $1.3B Five - Year Capital Plan ($ millions 1 ) ($ billions 1 ) EASTERN CANADIAN AND CARIBBEAN

Opportunities beyond the base capital plan

Eastern Canadian & Caribbean Operations

- **Renewables at CUC**
  - In February 2017, the Cayman Islands Government released a new National Energy Policy target indicating that by 2037, 70% of electricity generation in Cayman must be powered by renewables
  - CUC has been evaluating opportunities to change current energy mix from diesel to wind and solar resources. These opportunities will allow CUC to reach a 60% renewables target energy mix by 2030
    - The plan's most important objectives will be CUC's commitment to provide the lowest cost to the customer and ensure the reliability of its infrastructure while reaching the greenhouse gas emissions target
- **Wataynikaneyap Project at FortisOntario**
  - 1,800 kilometers of transmission lines to connect First Nations communities in Northern Ontario to electricity grid and replace remote diesel generation
  - Wataynikaneyap Power is a partnership of 22 First Nations (51%) and FortisOntario (49%)
  - 2017 Updates:
    - In Q1 2017, the Ontario Energy Board issued its deferral account approval allowing recovery of development spending that occurred since November 2010
    - Federal Government announced in August 2017 up to $60 million in funding to connect Pikangikum First Nation to the power grid
    - Construction of the ~$1.4 billion[1] project expected to begin in October 2017 with the connection of the Pikangikum First Nation. The remainder of the project will begin following the receipt of permitting, approvals and a cost-sharing agreement between the federal and provincial governments


Phase 2
Phase 1
Thunder Bay
Phase 1 and Phase 2 of the Wataynikaneyap Power Project

(1) 2015 estimate.

FORTIS | EASTERN CANADIAN AND CARIBBEAN

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